ELLIS FUNK, P.C.

Robert N. Dokson	Attorneys At Law	Of Counsel:
Neal J. Fink	One Securities Centre	Donald J. Ellis (GA & VA)
Robert B. Goldberg (GA & SC)	Suite 400	David I. Funk
Amy L. Kaye	3490 Piedmont Road, N.E.	Russell H. Kasper, P.C.
Albert L. Labovitz (GA & AL)	Atlanta, Georgia 30305-1743	Jane R. Leitz
M. Barry Leitz	404-233-2800	Clay M. White
Facsimile 404-233-2188
E-mail: rgoldberg@ellisfunk.com

December 8, 2009

Ms. Theresa Messinese

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C 20549

Re:                            Form 10-K for the fiscal year ended December 31, 2008

File No. 000-31683

Dear Ms. Messinese:

This letter is in response to the Staff’s comment letter issued on October 14, 2009, with respect to the above-referenced matter concerning Allegiant Travel Company (the “Company”). The following responds to the item numbers in the Staff’s comment letter:

Selected Financial Data page 29:

1.                                      Your response to prior comment 2 is unclear with regard to the presentation of ancillary revenue per ASM. Please tell us the meaningfulness of providing available seat miles in relation to ancillary revenue (for example, how does it impact revenue derived by hotel rooms) or eliminate revenues not driven by changes in the number of available seat miles from the various metrics.

Company Response:

All airlines report revenues on a per ASM basis as ASM’s are the commonly used unit of production in the airline industry.  All airlines have revenue sources which are not directly related to ASM production.  These sources of revenue include ancillary revenue (baggage fees and seat assignment fees are now commonplace in the industry), cargo or package delivery revenues, mail revenues, revenues from sponsored credit card programs, etc.  To enable investors to compare the Company’s results on a per ASM basis with the results of other airlines and to be consistent with the principle espoused in Staff comment #3 (addressed below), we believe the Company should continue to disclose its revenue production on a per ASM basis.  However, in response to Staff’s comment, in future filings, the Company will provide footnote disclosure indicating those revenue per ASM line items where there may not be a direct correlation between the revenues generated and ASM production.

Item 7. Results of Operations, page 35

2.                                      We note your response to prior comment 4. We are unclear as to why the separate presentation of revenues attributable to third-party products and unbundled air travel related charges is an arbitrary grouping, as you state in your response, especially considering the fact that they were grouped this way for your investors in your investor presentation. While ancillary revenue may be impacted by multiple factors, not all of which are under your control, we do not agree that this means quantifying and discussing revenues from the third-party products and unbundled travel-related charges sub-categories would not be meaningful to investors. To the contrary, given the rapidly growing significance of these amounts to your reported results, it appears that a more detailed disclosure would provide very useful insight into your results to your investors, whether you can attribute all variances to known factors or not. Therefore, we believe you should revise to separately quantify and discuss revenues from these two ancillary revenue sub-categories.

Company Response:

The Company has further considered the Staff’s comment concerning separate disclosure of ancillary revenues attributable to third-party products and unbundled travel-related charges.  The Company agrees in future filings to separately disclose these two sub-categories of ancillary revenues and to discuss, where material, changes in the sub-categories from period to period.

3.                                      We note your response to prior comment 6 in which you state that readers can analyze your fixed fee contract revenue by examining the differences between the statistics provided for total system operations and scheduled service operations. While we agree that readers could in fact perform these calculations and attempt to draw their own conclusions from the resulting data, we believe that the intent of MD&A disclosure is to provide a discussion and analysis of results of operations through the eyes of management. In addition, we believe that providing a direct analysis of fixed fee contract revenue will provide a more user friendly presentation of your results to your investors. Therefore, we reissue our prior comment and request that you revise your discussion and analysis to disclose information that will provide context for the results of your fixed fee contract business.

Company Response:

In response to the Staff’s comment and in an attempt to provide more user friendly discussion and analysis of the Company’s fixed fee contract revenues, the Company will in future filings provide disclosure, where material, as to how changes in block hours flown, fixed fee departures or other relevant metrics impact fixed fee contract revenues.

Please confirm that the foregoing satisfies the concerns expressed in the Staff’s comment letter. Please contact me at (404) 233-2800 should you require additional information or have questions regarding this letter.

Sincerely,

/s/ Robert B. Goldberg

Robert B. Goldberg

RBG:jll
cc: Maurice J. Gallagher, Jr.
Andrew C. Levy